SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

16° FORO LATIBEX

EUROLATAM BUSINESS MEETING

G-2
G-1

# Energía y Crecimiento
# Una Ecuación Ganadora

Noviembre 2014

This presentation may contain forward-looking statements, Such statements are not statements of historical facts but reflect the beliefs and expectations of our management and may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U,S, Securities and Exchange Act of 1934, as amended, The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, Known risks and uncertainties include but are not limited to general economic, regulatory, political and business conditions in Brazil and abroad, interest rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions, our level of debt, the likelihood that we will receive payment in connection with accounts receivable, changes in rainfall and the water levels in the reservoirs used to run our hydroelectric facilities, our financing and capital expenditure plans, existing and future governmental regulation and other risks described in our registration statement and other filings with the United States Securities and Exchange Commission, Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

Esta presentación puede contener ciertas estimativas y pronósticos. Estas estimativas y pronósticos no son declaraciones de hechos ocurridos en el pasado, sino que reflejan las creencias y expectativas de nuestra gestión y pueden constituir estimativas y pronósticos acerca de eventos futuros, en conformidad con la Sección 27A del Securitues Act de 1933, según enmienda, y la Sección 21E de la Securities y Exchange Act de 1934, modificada. Las palabras "creer", "podrá", "puede", "estima", "continua", "anticipa", "pretende", "espera" y otras similares tienen la intención de identificar estimativas, que necesariamente implican riesgos conocidos y desconocidos e incertidumbres. Riesgos conocidos y desconocidos incluyen pero no se limitan a las condiciones económicas, regulatorias, políticas y comerciales en general en Brasil y en el extranjero, las variaciones en las tasas de interés, la tasa de inflación y el valor del Real, los cambios en el volumen y el patrón de uso de la energía eléctrica por el consumidor, las condiciones competitivas, nuestro nivel de endeudamiento, la posibilidad de recibir los pagos relacionados con nuestros créditos, los cambios en los niveles precipitación y del agua en los reservorios utilizados para operar nuestras hidroeléctricas, nuestros planes de financiación y las inversiones de capital, las actividades reguladoras gubernamentales existentes y futuras, y otros riesgos descritos en nuestro informe anual y otros documentos registrados ante la Securities and Exchange Commission de los EE.UU. Estimaciones y pronósticos se refieren únicamente a la fecha en que se expresa, y no asumimos ninguna obligación de actualizar ninguna de esas estimaciones o pronósticos, debido a la aparición de nueva información o eventos futuros.

»General Information »Eletrobras

»Información General »Eletrobras

»General Information

»Información General

# Electric Energy Matrix

World 2013 – 23,535 TWh
Renewable 20.8%
Fossil Fuel 68.2%
42.0%
21.7%
15,3%
11,0%
4.5%
5,5%
0,0%
Coal
Natural Gas
Hydro
Nuclear
Oil
Other
Sugar Cane

Brazil 2013 – 609.9 TWh
Renewable 78.4%
Fossil Fuel 19,2%
3.8%
11.3%
70.6%
2.4%
4.1%
2.9%
4.9%
Coal
Natural Gas
Hydro
Nuclear
Oil
Other
Sugar Cane

Source: Ten-Year Expansion Plan - TYP 2023, IEA and MME/BEN

01

# Matriz de Energía Eléctrica

Eletrobras

Mundo 2013 – 23.535 TWh
Renovable 20,8%
Combustible Fósil 68,2%
42,0%
21,7%
15,3%
11,0%
4,5%
5,5%
0,0%
Coal
Natural Gas
Hydro
Nuclear
Oil
Other
Sugar Cane

Brasil 2013 – 609,9 TWh
Renovable 78,4%
Combustible Fósil 19,2%
3,8%
11,3%
70,6%
2,4%
4,1%
2,9%
4,9%
Coal
Natural Gas
Hydro
Nuclear
Oil
Other
Sugar Cane

Fuente: Plan Decenal de Expansión - PDE 2023, IEA y MME/BEN

01

Sustainable Growth of Energy Production

Eletricity Production		Renewables electricity production
2013		2013
County	TWh	County	%
China	5,313	Norway	97.9
United States	4,310	Brazil	78.4 (*)
India	1,167	New Zealand	74.0
Russia	1,046	Colombia	73.7
Japan	1,015	Venezuela	68.8
Canada	665	Canada	62.7
Germany	621	Portugal	62.5
Brazil	610(*)	Sweden	53.2
France	569	Spain	40.8
South Korea	545	Italy	38.8

Source: yearbook.enerdata.net and (*)MME/BEM

02

Crecimiento Sostenible de la Producción de Energía

Producción de Energía		Renewables electricity production
2013		2013
País	TWh	País	%
China	5.313	Noruega	97,9
Estados Unidos	4.310	Brasil	78,4(*)
India	1.167	Nueva Zelanda	74,0
Russia	1.046	Colombia	73,7
Japón	1.015	Venezuela	68,8
Canada	665	Canada	62,7
Alemania	621	Portugal	62,5
Brasil	610(*)	Suecia	53,2
Francia	569	España	40,8
Corea del Sur	545	Italia	38,8

Fuente: yearbook.enerdata.net y (*)MME/BEN

02

# Electric Energy Matrix

Eletrobras

| 2013 | 2023 |
|---|---|
| GW 124.8 (91.3 hydro – 73.27%) | GW 195.9 (124.2 hydro – 63.4%) |

71.1 GW in ten years – 2013 / 2023

Capex R$ 223 billion

## Renewable – 60.7 GW

| Main Source | MW | % | |
|---|---|---|---|
| Hydro | 32,872 | 46.2% | 80.5% |
| Wind | 20,248 | 28.5% | |
| Biomass | 4,116 | 5.8 % | |

## Nonrenewable – 10.4 GW

| Main Source | MW | % | |
|---|---|---|---|
| Natural Gas | 9,350 | 13.2% | 15.2% |
| Nuclear | 1,405 | 2.0% | |

Source : TYP 2023

Hydro - Includes Itaipu and SHU

03

# Matriz de Energía Eléctrica

Eletrobras

| 2013 | 2023 |
|---|---|
| GW 124,8 (91,3 hidro – 73,27%) | GW 195,9 (124,2 hidro – 63,4%) |

71,1 GW em diez años – 2013 / 2023

Capex R$ 223 mil millones

## Renovable – 60,7 GW

| Principales Fuentes | MW | % | |
|---|---|---|---|
| Hidro | 32.872 | 46,2% | 80,5% |
| Eólica | 20.248 | 28,5% | |
| Biomasa | 4.116 | 5,8 % | |

## No renovable – 10,4 GW

| Principales Fuentes | MW | % | |
|---|---|---|---|
| Gas Natural | 9.350 | 13,2% | 15,2% |
| Nuclear | 1.405 | 2,0% | |

Fuente : PDE 2023

Hidro – Incluye Itaipu y PCH

03

	Consumption	GDP	Intensity
Year	TWh	R$ billion - 2010	KWh/R$ 2010
2014	534.6	4,133	0.129
2018	640.6	4,905	0.131
2023	781.7	6,112	0.128

Period	Variation (% p.a.)	Variation (% p.a.)	Elasticity
2013-2018	4.5	4.1	1.10
2018-2023	4.1	4.5	0.90
2013-2023	4.3	4.3	1.00
Note : Including self-production.

04

	Consumo	PIB	Intensidad
Año	TWh	R$ mil millones	KWh/R$ 2010
		2010
2014	534,6	4.133	0,129
2018	640,6	4.905	0,131
2023	781,7	6.112	0,128

Periodo	Variación (% a.a.)	Variación (% a.a.)	Elasticidad
2013-2018	4,5	4,1	1,10
2018-2023	4,1	4,5	0,90
2013-2023	4,3	4,3	1,00
Nota: Incluye la auto-producción.

04

			Southeast
Year	North	Northeast	Meaddle west	South	SIN

2014	5,496	10,019	39,342	10,974	65,830
2018	6,769	11,753	46,056	12,629	77,207
2023	7,994	14,263	55,232	15,226	92,714

Period	Variation (% p.a.)
2013-2018	7.8	4.0	4.0	3.5	4.2
2018-2023	3.4	3.9	3.7	3.8	3.7
2013-2023	5.6	4.0	3.8	3.7	4.0
Source - EPE

05

			Sudeste y
Año	Norte	Norest	Centro Oeste	Sur	SIN

2014	5.496	10.019	39.342	10.974	65.830
2018	6.769	11.753	46.056	12.629	77.207
2023	7.994	14.263	55.232	15.226	92.714

Período	Variación (% a.a.)
2013-2018	7,8	4,0	4,0	3,5	4,2
2018-2023	3,4	3,9	3,7	3,8	3,7
2013-2023	5,6	4,0	3,8	3,7	4,0
Fuente - EPE

05

# Energy Consumption per capita (KWh/inhabitant)

Eletrobras

## Brazil

2,648
3,5% a.a.
3,603
2014
2023

| World | 2,933 |
|---|---|
| USA | 13,227 |
| Australia | 10,514 |
| South Korea | 10,162 |
| Spain | 5,604 |
| Chile | 3,576 |
| Venezuela | 3,338 |

(year 2011)

Source: TYP 2013, IBGE, MME/SPE

06

# Consumo de Energía per capita (KWh/habitante)

Eletrobras

## Brasil

2.648
3,5% a.a.
3.603
2014
2023

| Mundo | 2.933 |
|---|---|
| EE.UU | 13.227 |
| Australia | 10.514 |
| Corea del Sur | 10.162 |
| España | 5.604 |
| Chile | 3.576 |
| Venezuela | 3.338 |

(año 2011)

Fuente: PDE 2013, IBGE, MME/SPE

06

UsablePotential
(Competitiveand Environmentally Feasible)

Brazilian hydroelectric potential: 260,000 MW (4th in the world);
Plan 2030 (completed in 11/2007) was considered 180,000 MW usable;
Currently it is considered unlikely to exceed 150,000 MW;
This amount will be reached in the five year period 2025/2030 (depends on the economic, energy and environmental future scenario);

 The expansion of Brazil's installed capacity from this five-year period, with no new hydroelectric plants will be largely based on a combination of nuclear, natural gas and coal (coal: CO2 emissions; gas: supply / price and other uses).

07

Potencial utilizable
(Viabilidad Competitiva y ambiental)

Potencial hidroeléctrico de Brasil: 260.000 MW (4 º en el mundo);

Plan de 2030 (finalizado en 11/2007) se consideró 180.000 MW utilizable;

Actualmente se considera poco probable que supere 150.000 MW;

Estemonto se alcanzará en el período de cinco años 2025/2030 (depende de la situación económica, energética y el escenario futuro del medio ambiente);

La expansión de la capacidad instalada de Brasil de este período de cinco años, sin nuevas centrales hidroeléctricas, se basará en gran parte en una combinación de gas natural, nuclear y carbón (carbón: las emisiones de CO2; gas: el suministro/precio y otros usos).

07

Expressive Hydroelectric Potential: about 580 GW;

Rivers with high flow rates, especially in Brazil, Venezuela and Argentina. Examples: Parana River (Brazil, Argentina and Paraguay). 12,000 m3/s at Itaipu and the Caroni River (Venezuela), 5,000 m3/s;

Large plants. Examples, Itaipu Binational (14 GW), Tucuruí (8 GW), Belo Monte (11 GW) and Guri (10 GW);

Hydrological diversity among different river basins. In Brazil, the centralized dispatch increases hydroelectric generation by 20%;

Significant role of interconnections among hydroelectric power plants of different basins;

In the future, power plants on rivers without multiannual regulating reservoirs, particularly in Brazil

08

Potencial Hidroeléctrico expresivo: alrededor de 580 GW;

Ríos con caudales elevados, sobre todo en Brasil, Venezuela y Argentina. Ejemplos: Río Paraná (Brasil, Argentina y Paraguay) 12.000 m3/s en Itaipú y Río Caroní (Venezuela), 5.000 m3/s;

Grandes Plantas de Generación. Ejemplos, Itaipú Binacional (14 GW), Tucuruí (8 GW), Belo Monte (11 GW) y Guri (10 GW) ;

Diversidad Hidrológica entre diferentes cuencas. En Brasil, el despacho centralizado aumenta la generación hidroeléctrica en un 20% ;

Importante papel de las interconexiones entre las plantas hidroeléctricas de las distintas cuencas

En el futuro, las plantas de energía en los ríos sin regulación de reservorios plurianual, particularmente en Brasil

08

 Future development of hydroelectricity in South America and Interconnection of the National Electrical Systems;

Interconnection project with the optimization of hydroelectric generation, considering the diversity of flows of hydrological river basins of the region in the long term;

Benefits: improve the reliability and security of supply, reduction of operating costs and reservation needs of the electric system.

Projects under study:

 Plants Garabi e Panambi – Brazil/Argentina
Electrical interconnection – Brazil/Uruguay
Plants – Brazil/Peru
 Plants – Brazil/Guiana.

09

El desarrollo futuro de la hidroelectricidad en América del Sur y de Interconexión de los Sistemas Eléctricos Nacionales;

Proyecto de interconexión con la optimización de la generación hidroeléctrica, teniendo en cuenta la diversidad de los flujos de las cuencas hidrológicas de la región en el largo plazo;

Beneficios: mejora de la confiabilidad y seguridad del suministro, la reducción de los costos operativos y las necesidades de la instalación eléctrica de reserva.

Proyectos en estudio

Usina Garabi y Panambi – Brasil/Argentina
 Interconexión – Brasil/Uruguay
 Usinas – Brasil/Peru
 Usinas – Brasil/Guiana.

09

The participation of wind energy in the Brazilian matrix should continue in strong growth. According to the Ten-Year Plan for Energy Expansion - PDE 2023, the installed wind capacity in the country should reach 22,439 MW in 2023, representing 11.45% of the total capacity. By 2018 the capacity of wind power generation will increase about 15,000 MW. This year, should be added to the National Integrated System (SIN) 3,261 MW generated by wind plants.

The importance of this source of energy is evident in auctions held since 2009 where the wind generation has presented the largest increase in participation in these auctions. This expansion shows that wind farms reached very competitive prices and boosted the installation of a national industry of equipment for this market. According to the association that represents the industry, Abeeólica, investments in the entire production chain should reach R$ 16.8 billion this year. By 2018, the projection is that almost R$ 50 billion will be invested in the sector. The Eletrobras Companies will invest about R$ 5 billion, in several wind power projects in various stages of implementation.

10

La participación de la energía eólica en la matriz brasileña debe continuar en fuerte crecimiento. De acuerdo con el Plan Decenal de Expansión de Energía - PDE 2023, la potencia eólica instalada en el país debe alcanzar 22.439 MW en 2023, lo que representa 11,45% de la capacidad total. Hasta 2018 la capacidad de generación de energía eólica se incrementará en 15.000 MW. Esto año se debe agregar al Sistema Integrado Nacional (SIN) 3.261MW de parques eólicos.

La importancia de esta fuente de energía es evidente en las subastas celebradas desde 2009, donde la generación eólica se ha presentado el mayor incremento en la participación en estas subastas. Esta expansión demuestra que los parques eólicos llegaron a precios muy competitivos e impulsaron la instalación de una industria nacional de equipos para este mercado. De acuerdo con la asociación que representa a la industria, Abeeólica, las inversiones en toda la cadena de producción debe llegar a R$ 16,8 mil millones este año. Hasta 2018, la proyección es que casi R$ 50 mil millones serán invertidos en el sector. Las Empresas Eletrobras investirán aproximadamente R$ 5 mil millones, en diversos proyectos de energía eólica en distintas fases de ejecución.

10

»Eletrobras

»Eletrobras

# Eletrobras Main Functions

Eletrobras

- GENERATION
- TRANSMISSION
- DISTRIBUTION
- COMMERCIALIZATION

<u>PROGRAMS</u>

- LIGHT FOR ALL– Luz para Todos
- ENERGY CONSERVATION– PROCEL
- ALTERNATIVE SOURCES – PROINFA

Largest Electric Power Company in Latin America
Implementing and Managing Social and Sector Programs
Fund Management

12

# Eletrobras - Principales Funciones

Eletrobras

- GENERACIÓN
- TRANSMISSIÓN
- DISTRIBUCIÓN
- COMERCIALIZACIÓN

<u>PROGRAMAS</u>

- LUZ PARA TODOS
- CONSERVACIÓN DE ENERGÍA – PROCEL
- FUENTES ALTERNATIVAS – PROINFA

Mayor compañía de energía eléctrica en América Latina
Implementación y gestión de programas sociales del sector
Gestión de Fondos

12

43.9 GW in operation – 33.0% of the Brazilian installed capacity – September 2014

	Through our subsidiaries(a)
			Through		Physical
			Participation	Total	Aggregation
Company	Not Renewed		in SPEs	(a+b)	2014
	Concessions	O&M	(b)
Furnas	4,645	4,617	1,627	10,888	550
Chesf	1,403	9,212	303	10,918	180
Eletronorte	9,272	78	121	9,471	56
Itaipu	7,000	-	-	7,000	-
Eletronuclear	1,990	-	-	1,990	-
CGTEE	840	-	-	840	-
Eletrosul	428	-	216	644	199
Eletrobras	-	-	13	13	-
Amazonas	2,204	-	-	2,204	-
Rondônia	03	-	-	03	-
Total	27,785	13,907	2,280	43,971	985
SPEs = proportional share of Eletrobras

13

43.9 GW en operación - 33.0% de la capacidad instalada de Brasil - Septiembre 2014

	Através de nuestras subsidiarias (a)
			A través		Agregación
Empresas			Participación	Total	Física
	Concesiones no		en SPEs	(a+b)	2014
	Renovadas	O&M	(b)
Furnas	4.645	4.617	1.627	10.888	550
Chesf	1.403	9.212	303	10.918	180
Eletronorte	9.272	78	121	9.471	65
Itaipu	7.000	-	-	7.000	-
Eletronuclear	1.990	-	-	1.990	-
CGTEE	840	-	-	840	-
Eletrosul	428	-	216	644	199
Eletrobras	-	-	13	13	-
Amazonas	2.204	-	-	2.204	-
Rondônia	03	-	-	03	-
Total	27.785	13.907	2.280	43.971	994
SPEs = parte proporcional de Eletrobras.

13

# Main Generation Projects under Construction

Eletrobras

Belo Monte
11,233 MW
Feb-15
Mauá 3
590 MW
May-16
Teles Pires
1,820 MW
Jan-15
Santo Antônio
3,568 MW
2,286 MW operating
Jirau
3,750 MW
975 MW operating
Sinop
400 MW
Mar-17
Ubatuba, Santa Catarina, Pitombeira e Horizonte
73 MW
Jan-16
Ventos de Santo Augusto e Santa Joana
390 MW
Sep-15
Casa Nova I
180 MW
Dec-14
Baraúnas I, Mussambê e Morro Branco I
89 MW
Sep-15
São Manoel
700 MW
May-18
Wind Complex Chuí
144 MW
Nov-14
Angra 3
1,405 MW
May -18
Coxilha Seca, Hermenegildo and Chuí Wind Plants
229 MW
Apr-2015
Wind Complex S. V. do Palmar
258 MW
nov-14
Holding
Furnas
Eletronorte
Eletrosul
Chesf
Eletronuclear
Amazonas Energia

| | | MW | R$ Billion |
|---|---|---|---|
| HPP | UHE | 21,471.1 | 76.16 |
| NPP | | 1,405.0 | 14.88 |
| WPP | | 1,776.3 | 7.47 |
| TPP | | 589.6 | 1.11 |
| **Total (ELB+SPEs)** | | **25,242.0** | **99.62** |
| **Total ELB** | | **12,902.9** | **54.34** |

14

# Grandes Proyectos de Generación en Construción

Eletrobras

Belo Monte
11,233 MW
Feb-15
Mauá 3
590 MW
May-16
Sinop
400 MW
Mar-17
Ubatuba, Santa Catarina, Pitombeira e Horizonte
73 MW
Ene-16
Teles Pires
1,820 MW
Ene-15
Santo Antônio
3,568 MW
2,286 MW em operación
Ventos de Santo Augusto e Santa Joana
390 MW
Sep-15
Jirau
3,750 MW
975 MW em operación
Casa Nova I
180 MW
Dic-14
São Manoel
700 MW
May-18
Baraúnas I, Mussambê e Morro Branco I
89 MW
Sep-15
Complejo Eólico Chuí
144 MW
Nov-14
Angra 3
1,405 MW
May -18
Coxilha Seca, Hermenegildo and Chuí Eólicos
229 MW
Apr-2015
Complejo Eólico S. V. do Palmar
258 MW
nov-14
Holding
Furnas
Eletronorte
Eletrosul
Chesf
Eletronuclear
Amazonas Energia

| | MW | R$ mil millones |
|---|---|---|
| UHE | 21.471,1 | 76,16 |
| UTN | 1.405,0 | 14,88 |
| UEE | 1.776,3 | 7,47 |
| UTE | 589,6 | 1,11 |
| Total (ELB+SPEs) | 25.242,0 | 99,62 |
| Total ELB | 12.902,9 | 54,34 |

14

# Basics Studies and Projects - Generation

Eletrobras

**1** Project
**796.4** MW

**3** Projects
**1,479** MW

**1** Project
**350** MW

**6** Projects
**1,412.2** MW

**5** Projects
**483** MW

**2** Projects
**2,200** MW

**1** Project
**220** MW

**7** Projects
**14,450.6** MW

**2** Projects
**596** MW

**1** Project
**270** MW

RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
AC
RO
MT
TO
BA
DF
GO
MG
ES
MS
SP
RJ
PR
SC
BRA
ARG

**Estudies and Projects**

| | Power Units | Installed Capacity | R$ Bi |
|---|---|---|---|
| Basic Project | 04 | 327.6 MW | 0.8 |
| Feasibility Study | 24 | 21,659.6 MW | 82.2 |
| Inventory Study | 01 | 270 MW | - |
| Total | 29 | 22,257.2MW | 83.0 |

**Main Projects**

| | | | |
|---|---|---|---|
| S. Luiz do Tapajós | PA | 8,040 MW | 28.5 Bi |
| Jatobá | PA | 2,338 MW | 10.1 Bi |
| Marabá | PA | 1,850 MW | 12.4 Bi |
| Serra Quebrada | MA/TO | 1,328 MW | 3.9 Bi |
| Garabi | Bra/Arg | 1,152 MW | 4.6 Bi |
| Panambi | BraArg | 1,048 MW | 4.2 Bi |
| Total | - | 15,756 MW | 63.7 Bi |

15

# Estudios Básicos y Proyectos - Generación

Eletrobras

1 Proyjecto
796,4 MW
3 Proyjectos
1.479 MW
1 Proyjecto
350 MW
6 Proyjectos
1.412,2 MW
5 Proyjectos
483 MW
2 Proyjectos
2.200 MW
1 Proyjecto
220 MW
7 Proyjectos
14.450,6 MW
2 Proyjectos
596 MW
1 Proyjecto
270 MW
RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
AC
RO
MT
TO
BA
DF
GO
MG
ES
MS
SP
RJ
PR
SC
BRA
ARG

**Estudios y Proyectos**

| | Usinas | Capacidad Instalad | R$ mil millones |
|---|---|---|---|
| Proyecto Basico | 04 | 327,6 MW | 0.8 |
| Estudio de Viabilidad | 24 | 21.659,6 MW | 82.2 |
| Estudio de Inventario | 01 | 270 MW | - |
| Total | 29 | 22.257,2MW | 83.0 |

**Principales Proyectos**

| | | | |
|---|---|---|---|
| S. Luiz do Tapajós | PA | 8.040 MW | 28.5 * |
| Jatobá | PA | 2.338 MW | 10.1 * |
| Marabá | PA | 1.850 MW | 12.4 * |
| Serra Quebrada | MA/TO | 1.328 MW | 3.9 * |
| Garabi | Bra/Arg | 1.152 MW | 4.6 * |
| Panambi | BraArg | 1.048 MW | 4.2 * |
| Total | - | 15.756 MW | 63.7 * |

* Mil Millones

15

	Through our subsidiaries(a)
			Through	Total	Physical
Company	Not Renewed		Participation	(a+b)	Aggregation
	Concessions	O&M	in SPEs(b)		2014*
Furnas	796	16,389	1,024	18,209	10
Chesf	1,129	17,788	1,042	19,959	347
Eletronorte	680	8,690	890	10,260	233
Eletrosul	1,302	7,919	608	9,829	904
Amazonas Energia	365	-	-	365	-
Total	4,272	50,786	3,564	58,622	1,494
SPEs = proportional share of Eletrobras
*Considering all transmission lines.

16

	A través de nuestras subsidiarias (a)
			A través		Agregación
			Participación	Total	Física
Empresas	Concesiones no	O&M	en SPEs	(a+b)	2014*
	Renovadas		(b)
Furnas	796	16.389	1.024	18.209	10
Chesf	1.129	17.788	1.042	19.959	347
Eletronorte	680	8.690	890	10.260	233
Eletrosul	1.302	7.919	608	9.829	904
Amazonas	365	-	-	365	-
Total	4.272	50.786	3.564	58.622	1.491
SPEs = parte proporcional de Eletrobras
* Considerando el total de líneas de transmisión

16

# Projects under Constructions

Eletrobras

| | Existent | Future |
|---|---|---|
| TLs Eletrobras System | | |
| TLs Eletrobras System with Partnership | | |
| TLs Other Companies | | |

1. Rio Paraná Complex
2. Rio Paranapanema Complex
3. Rio Grande Complex
4. Rio Paranaíba Complex
5. Paulo Afonso Complex

| Full Participation | Partnership | Total |
|---|---|---|
| 2,784 km - 32 projects TLs + SSs associated | 7,474 Km - 19 projects TLs + SSs associated being 3,538.4. km owned by ELB | 10,258 km |
| 8,360 MVA | 11,718 MVA being 5,903.5 MVA owned by ELB | 20,078 MVA |

**Capex:** R$ 10.1 billion, of which R$ 2.3 billion in full participation

**RAP:** R$ 0.98billion

RAP = allowed annual revenue

17

# Proyectos en Construción

Eletrobras

| | Existente | Futura |
|---|---|---|
| LTs Eletrobras | | |
| LTs Eletrobras con Asociados | | |
| LTs Otras Empresas | | |

1. Complejo Rio Paraná
2. Complejo Rio Paranapanema
3. Complejo Rio Grande
4. Complejo Rio Paranaíba
5. Complejo Paulo Afonso

| Participación Integral | Asociación | Total |
|---|---|---|
| 2.784 km - 32 proyectos LTs + SEs asociadas | 7.447 Km - 19 proyectos LTs + SEs asociadas siendo 3.538.4 km de ELB | 10.258 km |
| 8.360 MVA | 11.718 MVA siendo 5.903,5 MVA de ELB | 20.078 MVA |

**Capex:**
**R$ 10,1 mil millones, de los cuales R$ 2,3 mil millones em participación integral**

**RAP:**
**R$ 0,98 mil millones**

RAP = ingresos anuales permitidos

17

Thank you

The Investor Relations area of Eletrobras is at your disposal for any questions or information

www.eletrobras.com.br/elb/ir

Investor Relations

invest@eletrobras.com

     Phone Numbers: (55) 21-2514-6331 (55) 21-2514-6333

Gracias

El área de Relaciones con Inversores de Eletrobras está
a su disposición para cualquier duda o información

www.eletrobras.com.br/elb/ire

Relaciones com Inversores

invest@eletrobras.com

     Phone Numbers: (55) 21-2514-6331 (55) 21-2514-6333

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.